CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO RULE 83, 17 C.F.R. § 200.83

FOREST LABORATORIES, INC.
909 Third Avenue
New York, NY 10022-4731

Rita Weinberger
Vice President – Controller
and Principal Accounting Officer
FAX:  212-750-9152
DIRECT LINE:  212-224-6604

April 12, 2011

SUBMITTED VIA FEDERAL EXPRESS;
REDACTED COPY VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forest Laboratories, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-5438

Dear Mr. Rosenberg,

We are respectfully writing to respond to the comment letter from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the Staff) dated March 29, 2011, addressed to Ms. Rita Weinberger, Vice President, Controller and Principal Accounting Officer, relating to our annual report on Form 10-K (Form 10-K) for the year ended March 31, 2010, which was filed on May 26, 2010.

To assist in your review, we have included the Staff’s comments in advance of each of our responses below and use the same numbering as contained in the Letter.  Unless otherwise indicated, references in this letter to “we” and “our” refer to Forest Laboratories, Inc. (the Company) on a consolidated basis.  Please note that the copy of this response letter filed via EDGAR on April 12, 2011 omits certain confidential information included herein as indicated therein by [***].

Pursuant to the Securities and Exchange Commission’s Rule 83, 17 C.F.R. 200.83, the Company requests confidential treatment for portions of our response to Comment No. 1.  Specifically, we request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause the Company serious competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment under Rule 83, 17 C.F.R. 200.83.  Please address any notification of a request for access to such documents to the undersigned, with a copy to Melissa Cooper, Esq., Dornbush Schaeffer Strongin & Venaglia, LLP, 747 Third Avenue, New York, New York 10017.

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUEST NUMBER 1. THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE ONE OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

 [FLI-101]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO 17 C.F.R. § 200.83

Management’s Discussion and Analysis of Financial Condition
Results of Operations, page 78

1.
We acknowledge your response to comment three.  To further evaluate your disclosures, please provide us the research and development costs you incurred during your fiscal years 2009 and 2010 by project for each project discussed in the eight bullets and the paragraph following the bullets on pages 80 and 81.  If you do not maintain record of all the expenses by project, explain to us the types of costs that you do track by project and provide those to us by project.  Explain to us the types of costs that you do not track and why.  Please also provide us reconciliations of the total costs that you do track by project to the total research and development costs for 2009 and 2010 explaining the nature and amount of significant reconciling items.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE
BY FOREST LABORATORIES, INC.; REQUEST NUMBER 1.

As described in previous letters to and conversations with the Staff, [***].  Internal research and development resources are used in projects as appropriate, [***]. As requested, the table below reflects the research and development costs incurred during fiscal years 2009 and 2010 by project, [***], for each project discussed in the eight bullets and the paragraph following the bullets on pages 80 and 81, with a reconciliation to total research and development expense.

Project	R&D Expense
(in thousands)
	2010	2009
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
Milestone & upfront payments	464,900	209,448
Total R&D Expense	$1,053,561	$661,294

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUEST NUMBER 1. THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE ONE OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

 [FLI-102]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO 17 C.F.R. § 200.83

The foregoing table lists aggregate internal and other development costs incurred by the Company, third party development costs incurred by project, and aggregate milestone and upfront payments included in research and development expense.  As stated in our disclosures, upfront payments in fiscal 2010 totaled $404 million related to licensing agreements with Nycomed, Almirall and AstraZeneca ($100 million, $75 million and $229 million, respectively) and milestone expenses of $60.9 million and fiscal 2009 included $150 million in upfront licensing payments to Phenomix and Pierre Fabre ($75 million each) and $59.5 million in milestone expenses as discussed on page 79 of our 2010 Form 10-K.   As detailed above, in fiscal 2010, [***]; and milestone and upfront payments, which were disclosed in our 2010 Form 10-K as described above, [***].  As per our prior discussion, including disclosure of [***].  Further, such disclosure would not depict a fair representation of the Company’s true research and development expenses by project, as [***].  Pharmaceutical development programs are variable, the efforts behind a particular program are not necessarily reflected by the [***] associated with that program in a given period, accordingly, we believe that the Company’s current practice of disclosing its plans and its progress in implementing such plans provides an accurate picture of the status of our development programs.

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUEST NUMBER 1. THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE ONE OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

[FLI-103]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO 17 C.F.R. § 200.83

Critical Accounting Policies
Revenue Recognition, page 78

2.
Please tell us whether there are patents associated with the research and development projects.  If there are, provide a discussion in the format to be provided in your future periodic filings that identifies the patents to the projects and their expirations date.

In response to the Staff’s comment, we direct the Staff to the Developments section of our 10-K, pages 5 through 12, where all Phase I and later projects are discussed, including their respective patent expiration dates.

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUEST NUMBER 1. THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE ONE OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

[FLI-104]

CONFIDENTIAL TREATMENT REQUESTED BY
FOREST LABORATORIES, INC. PURSUANT TO 17 C.F.R. § 200.83

If you have any questions or comments relating to our responses, please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,

Forest Laboratories, Inc.

By:  /s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer

cc:        Francis I. Perier, Jr.
Herschel S. Weinstein
Melissa Cooper

PURSUANT TO RULE 83, THE COMPANY HEREBY REQUESTS CONFIDENTIAL TREATMENT FOR THE INFORMATION CONTAINED IN REQUEST NUMBER 1. THE COMPANY RESPECTFULLY REQUESTS THAT WE BE NOTIFIED IMMEDIATELY IN ACCORDANCE WITH THE LAST PARAGRAPH OF PAGE ONE OF THIS RESPONSE LETTER BEFORE THE COMMISSION PERMITS ANY DISCLOSURE OF THE REDACTED INFORMATION.

[FLI-105]